

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2013

<u>Via E-mail</u>
Ms. Karen J. Wilson
Vice President of Finance
Jazz Pharmaceuticals plc
45 Fitzwilliam Square
Dublin 2, Ireland

Re: Jazz Pharmaceuticals plc
          Form 10-K for the Fiscal Year Ended December 31, 2011
          Filed February 28, 2012
          File No. 001-33500

Dear Ms. Wilson:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/ Gus Rodriguez

                                      Gus Rodriguez
                                      Accounting Branch Chief